Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 930-I dated January 24, 2008

Underlying supplement no. 850 dated January 23, 2008

Registered Statement no. 333-134553

Dated January 24, 2008

Rule 433

Preliminary Terms and Conditions, January 24, 2008

Buffered Semi-Annual Review Notes

Linked to the iShares® MSCI Emerging Markets Index Fund

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 930-I dated January 23 2008, underlying supplement no. 850 dated January 24, 2008 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 930-I, underlying supplement no. 850, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 930-I, underlying supplement no. 850, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers Inc. sales representative, such other dealer or 1-888-603-5847.

Summary Description

The notes are designed for investors who seek early exit prior to maturity at a premium if the Index Fund is at or above its Call Price on either of the two semi-annual Review Dates. If the notes are not called, investors are protected at maturity against up to a 20% decline of the price per share of the Index Fund from the Initial Share Price on the Final Review Date but will lose some or all of their principal if the Index Fund declines by more than 20% from the Initial Share Price. Investors will receive no interest payments and may lose some or all of their principal. Investors should be willing to forgo interest and dividend payments during the term of the notes and be willing to lose some or all of their principal if the price per share of the Index Fund declines by more than 20% from the Initial Share Price.

Key Terms

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†

Issue Size:	$[TBD]

Pricing Date:	[TBD]‡

Settlement Date:	[TBD]‡

Final Review Date:	[TBD]‡††

Maturity Date:	[TBD]‡††

Review Dates:	[TBD]‡†† (the “First Review Date”) and the Final Review Date.

Term:	1 year and 1 day

Index Fund:	The iShares® MSCI Emerging Markets Index Fund (EEM)

Underlying Shares:	Shares of the Index Fund

Underlying Index:	MSCI EM (Emerging Markets) Index (MXEF)

Automatic Call:

If the closing price per share of the Index Fund on any Review Date is above or equal to the Call Price, the notes will be automatically called for a cash payment per $1,000 principal amount note that will vary depending on the applicable Review Date and call premium.

If the notes are automatically called on the First Review Date, we will pay the applicable cash payment of $1,000 plus the applicable call premium on the third business day after the applicable Review Date. If the notes are automatically called on the Final Review Date, we will pay the applicable cash payment of $1,000 plus the applicable call premium on the Maturity Date.

Payment at Maturity:	If the notes are not automatically called, your principal is protected at maturity against up to a 20% decline in the price of the Index Fund from the Initial Share Price. If the Final Share Price is below the Initial Share Price, but not by more than the Buffer Amount of 20%, you will receive a cash payment of $1,000 per $1,000 principal amount note.

If the Final Share Price is below the Initial Share Price by more than the Buffer Amount, you will lose an amount equal to 1% of the principal amount of your notes multiplied by the Leverage Factor, or 1.25%, for every 1% that the price of the Index Fund declines beyond the Buffer Amount, and your cash payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [($1,000 × (Share Return + Buffer Amount) × Leverage Factor)]

Assuming the notes are not automatically called, you will lose some or all of your investment at maturity if the Share Return reflects a decline of more than 20%.

Payment if Called:

For every $1,000 principal amount note, you will receive one cash payment of $1,000 plus a call premium calculated as follows:

•       (10.50% to 12.50%)* × $1,000 if called on the First Review Date

•       (21.00% to 25.00%)* × $1,000 if called on the Final Review Date

*   The actual percentages applicable to the First Review Date and the Final Review Date will be determined on the Pricing Date but will not be less than 10.50% and 21.00%, respectively.

Call Price:	100% of the Initial Share Price.

Buffer Amount:	20%

Leverage Factor:	1.25

Share Return:	Final Share Price — Initial Share Price Initial Share Price

Initial Share Price:	The closing price per share of the Index Fund on the Pricing Date.

Final Share Price:	The closing price per share of the Index Fund on the Final Review Date, multiplied by the Share Adjustment Factor.

Share Adjustment Factor:	1.0 on the Pricing Date and subject to adjustment under certain circumstances. See “Description of Notes – Anti-Dilution Adjustments” in the accompanying product supplement no. 930 for further information about these adjustments.

Denominations:	$1,000 per note and integral multiples of $1,000 in excess thereof

Minimum Investment:	$10,000

CUSIP:	5252M0CF2

ISIN:	US5252M0CF29

‡	Expected. In the event that we make any change to the expected Pricing Date and the Settlement Date, the Review Dates and Maturity Date will be changed so that the stated term of the notes and the frequency of Review Dates remain the same.
†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” or “Description of Notes – Automatic Call,” as applicable, in the accompanying product supplement no. 930-I.

Investing in the Buffered Semi-Annual Review Notes Linked to the iShares® MSCI Emerging Markets Index Fund involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 930-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 850 and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 930-I, underlying supplement no. 850 and any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Commission(2)	Proceeds to Us
Per Note	$1,000.00	$10.00	$990.00
Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees of up to $10.00 per $1,000 principal amount, or 1.00%, and may use up to all of these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

Lehman Brothers

January 24, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the notes are a part, and the more detailed information contained in product supplement no. 930-I (which supplements the description of the general terms of the notes) and underlying supplement no. 850 (which describes the Index Fund, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 930-I, underlying supplement no. 850, this term sheet and any other relevant terms supplement for complete details. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous communications concerning the notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 930-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 930-I and “Risk Factors” in the accompanying underlying supplement no. 850, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement no. 930-I dated January 24, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508011484/d424b2.htm

♦	Underlying supplement no. 850 dated January 23, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508010707/d424b2.htm

♦	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

♦

Appreciation Potential: If the Index Fund closing price on a Review Date is above or equal to the Call Price, the notes will automatically be called and your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) (10.50% to 12.50%)* × $1,000 if called on the First Review Date; or (ii) (21.00% to 25.00%)* × $1,000 if called on the Final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if automatically called or at maturity is subject to our ability to pay our obligations as they become due.

* The actual percentage applicable to the First Review Date and the Final Review Date above will be determined on the Pricing Date but will not be less than 10.50% and 21.00%, respectively.

♦	Potential Early Exit with Appreciation as a Result of Automatic Call Feature: While the original term of the notes is one year and one day, if the Index Fund closing price is at or above the Call Price on a Review Date, the notes will be automatically called before maturity and you will be entitled to the applicable payment set forth on the cover of this term sheet.

♦	Limited Protection Against Loss: If the notes are not automatically called and the Final Share Price is not more than 20% below the Initial Share Price, you will be entitled to receive the full principal amount of your notes at maturity. If the Final Share Price is more than 20% below the Initial Share Price, then, for every 1% that the price per share of the Index Fund has declined beyond 20%, you will lose an amount equal to 1.25% of the principal amount of your notes.

♦	Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note, for all tax purposes, you agree to treat, a note as a cash-settled financial contract, rather than as a debt instrument.

Potential Application of the Constructive Ownership Rules. A “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the Underlying Shares). Under the “constructive ownership” rules, if an investment in the notes is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a United States holder in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”)) of the United States holder, determined as if the United States holder had acquired the Underlying Shares on the original issue date of the notes at fair market value and sold them at fair market value on the Maturity Date (if the notes were held until the Maturity Date) or on the date of sale or exchange of the notes (if the notes were sold or exchanged prior to the Maturity Date) (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the United States holder in taxable years prior to the taxable year of the sale, exchange or settlement of the notes (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or settlement of the notes).

Although the matter is not clear, there exists a substantial risk that an investment in the notes will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a United States holder in respect of the notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each note will equal the excess of (i) any long-term capital gain recognized by the United States holder in respect of the note over (ii) the “net underlying long-term capital gain” such United States holder would have had if such United States holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the notes for an amount equal to the “issue price” of the notes and, upon the date of sale, exchange or settlement of the notes, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the notes). Accordingly, United States holders should consult their tax advisors regarding the potential application of the “constructive ownership” rules.

Recent Tax Law Developments. On December 7, 2007, the Internal Revenue Service (the “IRS”) released a Notice indicating that the IRS and the Treasury Department are considering and seeking comments as to whether holders of instruments similar to the notes should be required to accrue income on a current basis over the term of the notes, regardless of whether any payments are made prior to maturity. In addition, the Notice provides that the IRS and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in Section 1260 of the Code. It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the notes, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the notes. Subject to future developments with respect to the foregoing, Lehman Brothers Holdings Inc. intends to continue to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in the accompanying product supplement no. 930-I under the headings “Risk Factors” and “Certain U.S. Federal Income Tax Consequences.”

See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 930-I.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, any of the stocks held by the Index Fund or any of the stocks included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 930-I and in the “Risk Factors” section of the accompanying underlying supplement no. 850. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

♦	Your Investment in the Notes May Result in a Loss: If the notes are not automatically called and the Final Share Price is more than 20% below the Initial Share Price, you will lose 1.25% of your principal amount for every 1% decline in the price of the Index Fund, compared to the Initial Share Price beyond the Buffer Amount of 20%.

♦

Limited Return on the Notes: Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the Index Fund appreciation, which may be significant. Similarly, because the determination of whether the notes will be called (and, if the notes are not called, the Final Share Price) will be based on the Index Fund closing price on a limited number of Review Dates prior to the Maturity Date, your return may be adversely affected by a sudden or temporary decrease in the Index Fund closing price on either or both of the Review Dates. Conversely, you will not benefit from higher Index Fund closing prices at any time during the term of the notes other than on the Review Dates. As a result, you may receive a lower return on the notes than you would receive if you were to take a position in the Index Fund, any of the stocks held by the Index Fund or any of the stocks included in the Underlying Index.

♦	No Interest or Dividend Payments or Voting Rights: As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks held by the Index Fund or stocks included in the Underlying Index would have.

♦	Differences Between the Index Fund and the Underlying Index: The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and will reflect transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.

♦	There are Risks in Emerging Markets: Countries with emerging markets may have relatively unstable governments, may present risks of nationalization of businesses, may impose restrictions on foreign ownership, foreign currency exchange and the repatriation of assets, and may be less protective of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local, regional and global economic and trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.

♦	An Investment in the Notes is Subject to Risks Associated with Non-U.S. Securities Markets: The Index Fund seeks to provide investment results that correspond generally to the price and yield performance of the Underlying Index, which includes stocks that have been issued by non-U.S. companies. Investments in securities indexed to the value of non-U.S. equity securities involve risks associated with the securities markets in the countries in which those non-U.S. companies have been formed, including risks of volatility in such markets, governmental intervention in such markets and, in certain countries, cross-shareholdings in such companies. Also, there is less publicly available information about companies organized or domiciled in certain countries than there is about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country’s government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The securities markets on which the stocks of the companies included in the Underlying Index are traded are not as large as the U.S. securities markets and have substantially less trading volume, which may result in a lack of liquidity and high price volatility relative to the U.S. securities markets. There is also a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of certain types of investors (including investment funds and other institutional investors) in these securities markets. As a result, the securities markets on which the stocks of the companies included in the Underlying Index are traded may be subject to significantly greater risk and price volatility than the U.S. securities markets.

♦	The Index Return Will Not Be Adjusted for Changes in Exchange Rates Relative to the U.S. Dollar: The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Underlying Index are based. Therefore, if the currencies in which the stocks included in the Underlying Index are denominated appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity

♦	Dealer Incentives: We and our affiliates act in various capacities with respect to the notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell the notes instead of other investments. We will pay compensation of up to $10.00 per note to the principals, agents and dealers in connection with the distribution of the notes.

♦	Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment described in this term sheet after an automatic call or at maturity is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates , which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD THE NOTES TO MATURITY.

♦	We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Price Per Share of the Index Fund or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes.

♦	Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market.

♦	Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

♦	Credit of Issuer: An investment in the notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the notes.

♦	The Final Share Price May be Below the Closing Price Per Share of the Index Fund on the Maturity Date or at Other Times during the Term of the Notes: Because the Final Share Price is calculated based on the closing price per share of the Index Fund on the Final Review Date and not on the Maturity Date or any other date during the term of the notes, significant volatility in the closing price per share of the Index Fund at or around the time of the Final Review Date could materially affect the Payment at Maturity. For example, a significant decline in the closing price per share of the Index Fund on the Final Review Date would result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the closing price per share of the Index Fund on any date or dates subsequent to the Final Review Date. Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested directly in the Index Fund, the stocks held by the Index Fund or the stocks included in the Underlying Index, the value of which could be realized on any date or dates other than, or in addition to, the Final Review Date.

♦	Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the price per share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 930-I and the accompanying underlying supplement no. 850.

♦	Uncertain Tax Treatment: Significant aspects of the tax treatment of the notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the notes.

♦	Anti-Dilution Protection is Limited: The calculation agent will make adjustments to the Share Adjustment Factor for certain adjustment events affecting the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

Hypothetical Examples of Amounts Payable Upon An Automatic Call or At Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index Fund as shown under the column “Index Fund Appreciation/Depreciation at Review Date.” The following table assumes a Call Price equal to a hypothetical Initial Share Price of $132.38. The table assumes that the percentages used to calculate the Payment if Called applicable to the First Review Date and the Final Review Date are 11.50% and 23.00%, respectively (in each case based on the midpoint of the range of expected call premiums for that Review Date, regardless of the Index Fund appreciation, which may be significant; the actual percentages will be determined on the Pricing Date). There will be only one payment on the notes, whether they are automatically called or remain outstanding (and uncalled) at the Maturity Date. An entry of “N/A” indicates that the notes would not be automatically called on the applicable Review Date and no payment would be made for such date. The following results are based solely on the hypothetical example cited. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Closing Price Per Share of the Index Fund	Hypothetical Index Fund Appreciation/ Depreciation at Review Date	Hypothetical Total Return at First Review Date	Hypothetical Total Return at Final Review Date	Hypothetical Annualized Pre-Tax Rate of Return
$92.67	-30.00%	N/A	-12.50%	-12.50%
$99.29	-25.00%	N/A	-6.25%	-6.25%
$105.90	-20.00%	N/A	0.00%	0.00%
$112.52	-15.00%	N/A	0.00%	0.00%
$119.14	-10.00%	N/A	0.00%	0.00%
$125.76	-5.00%	N/A	0.00%	0.00%
$132.38	0.00%	11.50%	23.00%	23.00%
$139.00	5.00%	11.50%	23.00%	23.00%
$145.62	10.00%	11.50%	23.00%	23.00%
$152.24	15.00%	11.50%	23.00%	23.00%
$158.86	20.00%	11.50%	23.00%	23.00%
$165.48	25.00%	11.50%	23.00%	23.00%
$172.09	30.00%	11.50%	23.00%	23.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price per share of the Index Fund increases from the Initial Share Price of $132.38 to a closing price of $145.62 on the First Review Date. Because the Index Fund closing price on the First Review Date of $145.62 is above the Call Price of $132.38, the notes are automatically called, and the investor receives a single payment of $1,115.00 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 × 11.50%) = $1,115.00

Example 2: The price per share of the Index Fund decreases from the Initial Share Price of $132.38 to a closing price of $119.14 on the First Review Date and $125.76 on the Final Review Date. Because (a) the Index Fund closing price on each of the Review Dates ($119.14 and $125.76) is below the Call Price of $132.38, and (b) the Final Share Price is not more than 20% below the Initial Share Price, the notes are not automatically called and the Payment at Maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The price per share of the Index Fund decreases from the Initial Share Price of $132.38 to a closing price of $119.14 on the First Review Date and $92.67 on the Final Review Date. Because (a) the Index Fund closing price on each of the Review Dates ($119.14 and $92.67) is below the Call Price of $132.38, and (b) the Final Share Price is more than 20% below the Initial Share Price, the notes are not automatically called and the investor will receive a payment that is less than the principal amount of each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-30% + 20%) × 1.25] = $875.00

Historical Information

We obtained the Index Fund closing prices below from Bloomberg Financial Markets, and accordingly make no representation or warranty as to their accuracy or completeness. The historical prices of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the Index Fund closing price on any Review Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

The following graph sets forth the historical performance of the Index Fund based on the daily Index Fund closing price from April 11, 2003 (the date on which the Index Fund commenced trading) through January 17, 2008. The Index Fund closing price on January 17, 2008 was $132.38.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $[            ] additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings Inc. would be $[            ], $[            ] and $[            ], respectively.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.